FOR IMMEDIATE RELEASE	March 23, 2020

Micromem Provides Update

Toronto, Ontario and New York, New York, March 23, 2020 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") provides the following update on its current projects. Micromem has been in discussions with both Chevron and Romgaz throughout the last quarter and as recently as March 20, 2020.  Micromem has been advised by each partner that the respective projects are proceeding.  Micromem and both partners have agreed to adjust scheduling as a result of the COVID-19 pandemic forcing staff reductions and travel restrictions that is affecting all suppliers, manufacturers and installers.

Joseph Fuda says: "We have developed strong relationships with our partners who continue to see the value in this technology and in the installation as contemplated. The current COVID-19 Pandemic is a global tragedy and everyone's top priority is the health and safety of their employees and partners at all levels and to follow the instructions of the health officials tasked in dealing with the pandemic."

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 373,828,967

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com